DIRECTCARE, INC.

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

February 28, 2017



Independent Accountant's Review Report

To Management
DirectCare, Inc.
Los Angeles, CA

I have reviewed the accompanying balance sheet of DirectCare, Inc. as of December 31, 2016 and 2015, and the re-lated statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 28, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

DIRECTCARE, INC.
BALANCE SHEET
DECEMBER 31, 2016 & 2015

ASSETS

	2016	2015
CURRENT ASSETS		
Cash	$ 21,354	$ 33,833
TOTAL CURRENT ASSETS	21,354	33,833
TOTAL ASSETS	$ 21,354	$ 33,833

LIABILITIES AND SHAREHOLDERS' EQUITY

	2016	2015
NON-CURRENT LIABILITIES		
Shareholder Loan	$ 236,411	$ 159,900
Founder Loan	40,000	20,000
TOTAL LIABILITIES	276,411	179,900
SHAREHOLDERS' EQUITY		
Capital Stock (10,000,000 shares authorized, 3,589,277 shares issued and outstanding. $.001 par value)	3,589	100
Retained Earnings (Deficit)	(258,647)	(146,167)
TOTAL SHAREHOLDERS' EQUITY	(255,058)	(146,067)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 21,354	$ 33,833

Unaudited- See accompanying notes.

DIRECTCARE, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

	2016	2015
Operating Expense		
Management Team	78,933	70,179
Marketing	17,236	11,137
Website Development	11,036	39,398
Professional Expenses	2,218	12,833
General and Administrative	1,506	1,208
Legal and Accounting	750	5,455
	111,680	140,210
Net Income from Operations	(111,680)	(140,210)
Other Income (Expense)		
State and Local Tax	(800)	(1,653)
Interest Expense	-	(46)
Net Income	$ (112,480)	$ (141,909)

DIRECTCARE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015

	2016	2015
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (112,480)	$ (141,909)
Cash Flows From Financing Activities		
Sale of Stock	3,489	100
Change in Founder Loan	20,000	20,000
Change in Shareholder Loan	76,511	155,642
Net Cash Flows From Financing Activities	100,000	175,742
Cash at Beginning of Period	33,833	-
Net Increase (Decrease) In Cash	(12,480)	33,833
Cash at End of Period	$ 21,354	$ 33,833

Unaudited- See accompanying notes.

DIRECTCARE, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2016 AND 2015

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Directcare, Inc. DBA Kumba Health ("the Company") is a corporation organized under the laws of the State of California. The Company provides an online platform for connecting pre-paying patients with healthcare providers.

The Company will conduct an equity crowdfund offering to commence during the first quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Income Taxes

The Company is subject tax filing requirements in the federal jurisdiction of the United States. For the years ended December 31, 2015 and 2016, the Company was treated as a subchapter S corporation for federal income tax purposes. Substantially all items of income and expense are allocated to and reported by the individual shareholders for tax purposes. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to Franchise Tax in the State of California. The Company's 2015 California Franchise Tax filing will be subject to inspection by that State until expiration of the statutory period of limitations at the end of report year 2020. The Company's 2016 Franchise Tax filing for the State of California will be subject to inspection until 2021.

Shareholder Loan

In 2015, the Company entered into an agreement with Philip Klapadara, a related party, to provide cash to the Company to fund continuing operations when necessary ("the Loan"). As of December 31, 2016, the Loan had a balance outstanding of $236,411. The Loan has a ten year term from the date of last disbursement and is payable either at expiration of the term or change of control of the Company, whichever occurs first. The Loan is non-interest bearing.

Founder Loans

In 2015 and 2016, shareholders contributed cash to the Company for the purpose of funding continuing operations. The contribution was secured by notes payable ("the Notes") at a future date to be determined by management. The Notes are non-interest bearing.

Equity Based Compensation

In 2016, the Company established an incentive stock plan ("the Plan") for the purpose of attracting and retaining talented personnel and for compensation of certain outside professionals. Stock issued under the plan vests on a pre-determined schedule, generally eighteen to thirty-six months. During the year ended December 31, 2016, the Company issued 510,000 shares under the Plan, of which none were vested and none were forfeited. The Company considers shares issued under the plan to be outstanding unless forfeited prior to the date on which they have fully vested.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 28, 2017, the date that the financial statements were available to be issued.